FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 10, 2018, announcing that LASCOM Awards Gilat Multi-Million Dollar Project for Japan’s Next Generation Disaster Response Platform.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 10, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

LASCOM Awards Gilat Multi-Million Dollar Project for Japan’s
Next Generation Disaster Response Platform

Gilat partners with JSAT to ensure essential communication services in case of disaster to Japan’s forty-seven prefectures

Tokyo, Petah Tikva, Israel, December 10, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the selection of Gilat for a multi-million-dollar project by the Japanese government agency, Local Authorities Satellite Communication (LASCOM), for delivery of the next generation disaster response platform to Japan’s forty-seven prefectures. Gilat in partnership with JSAT will ensure essential communication services for the people of Japan in case of disaster.

LASCOM requires a highly secure, bandwidth efficient, multi-service single system that is capable of integration into LASCOM’s wider network. The network needs to provide very high throughput, quality and resilience so that an array of services can be reliably delivered to prefectural and local governments, individuals, and first responders. This includes voice services, video feeds from disaster sites, video multicasts to local sites, emergency alerts, mobility services, and data services.
Gilat’s stable multi-service platform, SkyEdge II-c, and its highly efficient versatile modems were selected after a thorough evaluation to provide LASCOM the needed reliability and breadth of services to be deployed in case of disaster. Redundant hubs will be deployed in two different locations and thousands of VSATs will be deployed throughout all of Japan’s regions.

 “We are grateful for the trust that LASCOM has placed in Gilat for their next generation disaster-recovery platform, and in partnership with JSAT we will ensure that the Japanese people will have the essential communication services up in case of any disaster,” said Abhay Kumar, Regional Vice President Asia and North America for Gilat. “As Japan is prone to earthquakes, tsunamis and other natural disasters, the selection of Gilat for such a critical network is a great tribute and proof of the resilience of Gilat’s network to deliver reliable high throughput services in cases of emergency.”

About LASCOM
Local Authorities Satellite Communications Organization (LASCOM) was established in 1990 for the management and operation of the Satellite Communications Network for Local Authorities (LASCOM Network) that links local governments all over Japan. The LASCOM Network has grown into the largest network of its type comprising some 3,000 earth stations, covering all 47 prefectures of Japan. The network is used for a wide variety of applications, particularly disaster measures, disaster drills and video images of disaster-affected area.

About SKY Perfect JSAT
 SKY Perfect JSAT Corporation is a leader in the converging fields of broadcasting and communications. It is Asia’s largest satellite operator with a fleet of 18 satellites, and Japan’s only provider of both multi-channel pay TV broadcasting and satellite communications services. SKY Perfect JSAT delivers a broad range of entertainment through the SKY PerfecTV! platform, the most extensive in Japan with a total of 3 million subscribers. In addition, SKY Perfect JSAT’s satellite communications services, which cover Japan and the rest of Asia, as well as Oceania, Russia, Middle East, Hawaii and North America, play a vital role in supporting safety, security and convenience for society as a whole. For more information, please visit www.sptvjsat.com/en/ and www.jsat.net/en/.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net